UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco

Material Fact

Minutes of Special Meeting # 1,842, of the Board of Directors of Banco Bradesco S.A., held on December 21st, 2011

Corporate Taxpayer’ ID (CNPJ) 60.746.948/0001-12

Company Registration Number (NIRE) 35.300.027.795.

The members of the Company’s Board of Directors were called together on the 21st day of the month of December, 2011, at 5 p.m., at the corporate head office, in Cidade de Deus, Prédio Vermelho, 4oandar, Vila Yara, Osasco, SP, under the chairmanship of Mr. Lázaro de Mello Brandão. During the meeting, the Board Members, pursuant to Paragraph 6 of Article 6 of the Company’s Bylaws, and in compliance with the requirements set forth in Paragraphs 1 and 2 of Article 30 of Law # 6,404/76 and with the CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) Instructions # 10, 268 and 390 of February 14th, 1980, November 13th, 1997 and July 8th, 2003, respectively, resolved:

I)     to renew the program to acquire shares issued by the Company to be maintained in treasury and subsequent disposal or cancellation, keeping the same quantities, without decreasing the Capital Stock;

II)   to authorize the Company’s Board of Executive Officers to acquire up to 15,000,000 registered book-entry shares, with no par value, comprising of 7,500,000 common shares and 7,500,000 preferred shares, it is incumbent on the Board of Executive Officers to determine the opportunity and the number of shares to be effectively acquired, within the limits authorized and the duration of this resolution.

For the purposes of Article 8 of CVM Instruction # 10, as of February 14th, 1980, it is specified that:

a)    the objective of the present authorization is the application of funds registered in the “Profits Reserves - Statutory Reserve”, available for Investments;

b)   it shall be valid for the period of 6 (six) months, from December 23rd, 2011 to June 23rd, 2012;

c)    pursuant to the provisions in Article 5 of CVM Instruction # 10, the Bank has 2,343,355,753 outstanding shares, comprising of 502,693,042 common shares and 1,840,662,711 preferred shares; and

d)   the acquisition process of these shares shall be undertaken at market price and be mediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with headquarters at Avenida Paulista, 1.450, 7oandar,  Bela Vista, São Paulo, SP, and Ágora Corretora de Títulos e Valores Mobiliários S.A., with headquarters at Praia de Botafogo, 300, salas 601 and 301, parte, Botafogo, Rio de Janeiro, RJ;

III)    in case of cancellation of such purchased shares, the Board of Directors shall be responsible for submitting such cancellation for the approval of the General Shareholders’ Meeting, without decreasing the Capital Stock;

IV)    to register that, pursuant to the authorization granted to the Board of Executive Officers, at the Special Meeting # 1,779 of this Body, held on June 20th, 2011, it was verified that, until December 20th, 2011, 4,466,400 preferred shares were acquired, that added to the 2,487,000 existing common shares, total 6,953,400 shares that will remain at the Company´s treasury, and the decision about the sale or cancellation of these shares will be taken timely and reported to the market.

There being no further business to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Denise Aguiar Alvarez, Luiz Carlos Trabuco Cappi and Carlos Alberto Rodrigues Guilherme.

•         Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 22, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.